MAJESCO ENTERTAINMENT COMPANY
4041-T Hadley Rd.
S. Plainfield, New Jersey 07080
(732) 225-8910

November 23, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Majesco Entertainment Company (CIK No. 0001076682) Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-195917)

Ladies and Gentlemen:

    Majesco Entertainment Company (the “Company”) hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Company’s registration statement (the “Registration Statement”) on Form S-3 (File No. 333-195917) be withdrawn by the Securities and Exchange Commission (the “Commission”). The Company has filed a new registration statement on Form S-3 to register the securities purported to be registered under the Registration Statement. No securities have been sold pursuant to the Registration Statement.

    We hereby request that you contact Harvey Kesner of Sichenzia Ross Friedman Ference LLP, the Company’s counsel, at (212) 930-9700 if you have any questions or require any additional information.

Very truly yours, Majesco Entertainment Company By: /s/John Stetson Name: John Stetson Title: Chief Financial Officer